April 8, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:                                       Suzanne Hayes, Assistant Director

Scot Foley, Attorney-Adviser

Re:                             LPATH, Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-178352)

Ladies and Gentlemen:

Lpath, Inc. (the “Registrant”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please contact Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Very truly yours,

Lpath, Inc.

By:	/s/ Gary Atkinson
Gary Atkinson
Interim Chief Executive Officer and Chief Financial Officer